November 29, 2006

Via Facsimile 201-556-0097 and U.S. Mail

Full Value Partners L.P.
Attention: Andrew Dakos
Park 80 West - Plaza Two, Suite C04
Saddle Brook, NJ 07663

> Re: **Gyrodyne Company of America, Inc.**
>   **Definitive Proxy Statement filed on Schedule 14A**
>   **Filed November 14, 2006 by Full Value Partners, L.P.**
>   **File No. 000-01684**
>
>   **Definitive Additional Materials filed November 17, 2006**
>   **Filed by Full Value Partners, L.P.**
>   **File No. 000-01684**
>
>   **Beneficial Ownership Report filed on Schedule 13D/A**
>   **Filed November 7, 2006 by Bulldog Investors et al.**
>   **File No. 5-33650**

Dear Mr. Dakos:

        We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Definitive Proxy Statement filed on Schedule 14A

General
1.   Given that the proxy statement is being disseminated with the expectation of soliciting proxies to support a slate of directors in opposition to the slate proposed by management, the proxy statement did not qualify under Rule 14a-6 for the exclusion from filing in preliminary form. Because a preliminary proxy statement was not first filed, the

participants in this solicitation violated Rule 14a-6 of Regulation 14A. Please revise the proxy statement to affirmatively indicate the participants have committed a federal securities law violation.

2.   Gyrodyne sent a letter dated November 15 to Full Value notifying it of its failure to comply with the Company's advance notice requirements. Revise to disclose, if true, that Full Value received such notification from Gyrodyne and that Gyrodyne intends to rule any of Full Value's proposals out of order at the annual meeting. In addition, please disclose to security holders that any proxies delivered to the proxy holders identified on the proxy card, Phillip Goldstein, Rajeev Das and Andrew Dakos, are accordingly at risk of not being counted.

3.   Please be advised that all of the disclosure required by Item 4(b) and Item 5(b) of Schedule 14A is required in contested solicitations of directors. Please revise the proxy statement to clearly identify all participants and include the corresponding disclosure required for all participants in the solicitation. All director nominees, for example, fall squarely within the scope of the definition of "participant" set forth in Instruction 3(a) to Item 4 of Schedule 14A. The dates of securities transactions, for example, have not been disclosed.

4.   Revise the cover page of Schedule 14A to identify every participant in the solicitation as a person filing the proxy statement. At present, only Full Value Partners L.P. has been identified as the only person filing the proxy statement.

5.   The proxy statement does not appear to have been prepared in accordance with the item requirements in Schedule 14A. For example, the proxy statement should be amended to include the disclosures required by Items 1, 2, 3, 4(b), 5(b), 6, 19, 20, and 21. The proxy statement accordingly has been disseminated with material omission. Please revise the proxy statement and distribute a supplement to security holders that contains the missing information.

Beneficial Ownership Report on Schedule 13D/A

6.   Please file an amended Schedule 13D to clearly indicate, if true, that the clients referenced in this filing are indeed members of the group. Alternatively, explain how the clients can retain dispositive power of the securities yet not be considered members of the group..

7.   Please describe the nature of the agreement between the members of the group as required by Item 6 of Schedule 13D. Expressly state whether or not the agreement is oral or written. In addition, advise us of all of the names of the persons and entities that could be considered members of the group.

8.   Please obtain the signatures on the amended Schedule 13D of all of the members of the group. At present, a signature for Bulldog Investors is missing.

9.   Please revise to include the individual beneficial ownership totals of each member of the group. In addition, please ensure that your responses to all disclosure items follow the item requirements provided on the Schedule 13D publicly available on our website, www.sec.gov.

Closing Comments

As appropriate, please respond to these comments by promptly amending the filings and electronically submitting a response letter via EDGAR and "tagged" as correspondence as required by Rule 3-10 of Regulation S-T. If you do not agree with a comment, please tell us why in your response.

In connection with your response to our comments, please provide, in writing, a statement from each participant acknowledging that:

- The participant is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Please direct any questions that relate to the above-captioned filings or this comment letter to me in the Office of Mergers and Acquisitions, Division of Corporate Finance, at (202) 551-3266.

Sincerely,

Nicholas P. Panos
Special Counsel